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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.          )*


                             AMERICAN WAGERING, INC.
       -----------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)


                                    030405104
       -----------------------------------------------------------------
                                (CUSIP Number)


       Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
       Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      -------------------------                   --------------------------
      | CUSIP No.  030405104   |       13G        | Page  2  of  5   pages  |
      |           ------------ |                  |     -----  -----        |
      -------------------------                   --------------------------
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Victor J. Salerno

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                3,885,000
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                3,885,000
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                    0
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,885,000
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*


       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             49.57%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 030405104          13G              Page   3   of    5  Pages
          ---------                                -----     -----
--------------------------------------------------------------------------

Item 1(a) Name of Issuer
          --------------

          American Wagering, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          675 Grier Drive
          Las Vegas, Nevada 89119

Item 2(a) Name of Person Filing
          ---------------------
          Victor J. Salerno

Item 2(b) Address of Principal Business Office is:
          ----------------------------------------

          675 Grier Drive
          Las Vegas, Nevada 89119

Item 2(c) Citizenship
          -----------

          United States

CUSIP No. 030405104          13G              Page   4    of   5   Pages
          ---------                                -----     -----
--------------------------------------------------------------------------

Item 2(d) Title of Class of Securities
          ----------------------------

          Common Stock, par value $.01 per share


Item 2(e) CUSIP Number
          ------------

          030405104


Item 3    Not Applicable

Item 4    Ownership
          ---------

          (a) Victor J. Salerno beneficially owned an aggregate of 3,885,000 shares of the Issuer's Common Stock, or approximately 49.57% of the shares outstanding as of December 31, 1996.

          (b) Number of Shares as to which Victor J. Salerno has:
                (i) sole power to vote or to direct the vote- 3,885,000
               (ii) shared power to vote or to direct the vote- 0
              (iii) sole power to dispose of or to direct the disposition of- 3,885,000
               (iv) shared power to dispose or to direct the disposition of- 0

Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable


Item 6    Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's shares which are the subject of this Schedule 13G.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ------------------------------------------------------------------

          Not Applicable


Item 8    Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not Applicable

CUSIP No. 030405104         13G              Page   5   of     5   Pages
          ---------                               ------    -------

Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable


Item 10   Certification
          -------------

          Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February   , 1997
-----------------------------------------------------------
Date


By: /s/ Victor J. Salerno
   --------------------------------------------------------

Victor J. Salerno
-----------------------------------------------------------
Name/Title